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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 3, 2017

CBOE HOLDINGS, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-34774 (Commission File Number)	20-5446972 (IRS Employer Identification No.)

400 South LaSalle Street Chicago, Illinois (Address of Principal Executive Offices)	60605 (Zip Code)

Registrant's telephone number, including area code: (312) 786-5600

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.    Other Events.

Financial Statements of Bats Global Markets, Inc.

        As previously disclosed, CBOE Holdings, Inc., a Delaware corporation ("CBOE"), entered into an Agreement and Plan of Merger, dated as of September 25, 2016 (the "Merger Agreement"), by and among CBOE, Bats Global Markets, Inc., a Delaware corporation ("Bats"), CBOE Corporation, a Delaware corporation and wholly owned subsidiary of CBOE ("Merger Sub"), and CBOE V, LLC, a Delaware limited liability company and wholly owned subsidiary of CBOE ("Merger LLC"). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of CBOE (the "Merger"), and (ii) following the completion of the Merger, the surviving corporation from the Merger will merge with and into Merger LLC (the "Subsequent Merger"), with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of CBOE. The Merger is more fully described in CBOE's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on September 28, 2016.

        CBOE is filing this Current Report on Form 8-K to provide certain financial information with respect to Bats and certain financial information with respect to the combined company.

        Attached hereto as Exhibit 23.1 is the consent of KPMG LLP, the independent auditors for Bats, related to the below-referenced audited consolidated financial statements of Bats filed as Exhibit 99.1 to this Current Report on Form 8-K.

        The following audited consolidated financial information of Bats is filed as Exhibit 99.1 to this Current Report on Form 8-K:

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  Report of Independent Registered Public Accounting Firm dated March 7, 2016, except as to Note 2(b) and Note 22, as to which the date is November 7, 2016;

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  Consolidated Statements of Financial Condition as of December 31, 2015 and 2014;

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  Consolidated Statements of Income for each of the years in the three-year period ended December 31, 2015;

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  Consolidated Statements of Comprehensive Income for each of the years in the three-year period ended December 31, 2015;

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  Consolidated Statements of Changes in Stockholders' Equity for each of the years in the three-year period ended December 31, 2015;

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  Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2015; and

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  Notes to Consolidated Financial Statements.

        The following unaudited interim condensed consolidated financial statements of Bats are filed as Exhibit 99.2 to this Current Report on Form 8-K:

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  Unaudited Condensed Consolidated Statements of Financial Condition as of September 30, 2016 and December 31, 2015;

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  Unaudited Condensed Consolidated Statements of Income for the three and nine months ended September 30, 2016 and 2015;

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  Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2016 and 2015;

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  Unaudited Condensed Consolidated Statement of Changes in Stockholders' Equity for the nine months ended September 30, 2016;

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  Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2015; and

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  Notes to Condensed Consolidated Financial Statements.

        The following unaudited pro forma condensed combined financial statements are filed as Exhibit 99.3 to this Current Report on Form 8-K:

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  Condensed Combined Balance Sheet as of September 30, 2016;

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  Condensed Combined Statement of Operations for the nine months ended September 30, 2016 and year ended December 31, 2015; and

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  Notes to Pro Forma Condensed Combined Financial Statements.

        The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2016 and for the twelve months ended December 31, 2015 give effect to the Merger and related financing transactions as if they had occurred on January 1, 2015. The unaudited pro forma condensed combined balance sheet as of September 30, 2016 gives effect to the Merger and related financing transactions as if they had occurred on September 30, 2016. Assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the notes thereto.

Investor Presentation

        Commencing on January 3, 2017, CBOE made available an investor presentation dated January 2017 (the "Presentation") discussing certain information relating to CBOE and Bats. The Presentation is filed as Exhibit 99.4 to this Current Report on Form 8-K.

Additional Information Regarding the Merger and Where to Find It

        This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K is being filed in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE's website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading "SEC Filings" or by contacting CBOE's Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at http://www.bats.com/investor_relations/financials/ under the heading "SEC Filings" or by contacting Bats' Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

        CBOE, Bats, their respective directors and executive officers, certain other members of CBOE's and Bats' respective management and certain of CBOE's and Bats' respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.

Item 9.01.    Financial Statements and Exhibits.

(a)
Financial Statements of Businesses Acquired:

        The Audited Consolidated Financial Statements of Bats Global Markets, Inc. as of December 31, 2015 and 2014 and each of the years in the three-year period ended December 31, 2015 and the Unaudited Interim Condensed Consolidated Financial Statements of Bats Global Markets, Inc. as of September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015 are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K.

(b)
Pro Forma Financial Information:

        The Unaudited Pro Forma Condensed Combined Financial Statements as of September 30, 2016 and for the nine months ended September 30, 2016 and year ended December 31, 2015 are filed as Exhibit 99.3 to this Current Report on Form 8-K.

(d)
Exhibits:

Exhibit Number	Description of Exhibit
23.1	Consent of KPMG LLP.
99.1	Bats Global Markets, Inc. Audited Consolidated Financial Statements as of December 31, 2015 and 2014 and each of the years in the three-year period ended December 31, 2015.
99.2
Bats Global Markets, Inc. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015.
99.3	Unaudited Pro Forma Condensed Combined Financial Statements as of September 30, 2016 and for the nine months ended September 30, 2016 and year ended December 31, 2015.
99.4	Investor Presentation Materials dated January 2017.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBOE HOLDINGS, INC.
By:	/s/ EDWARD T. TILLY Edward T. Tilly Chief Executive Officer

Date: January 3, 2017

 EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of KPMG LLP.
99.1	Bats Global Markets, Inc. Audited Consolidated Financial Statements as of December 31, 2015 and 2014 and each of the years in the three-year period ended December 31, 2015.
99.2
Bats Global Markets, Inc. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015.
99.3	Unaudited Pro Forma Condensed Combined Financial Statements as of September 30, 2016 and for the nine months ended September 30, 2016 and year ended December 31, 2015.
99.4	Investor Presentation Materials dated January 2017.

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  Item 8.01. Other Events.
  Item 9.01. Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX